UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                SITEL CORPORATION
                                (Name of Issuer)



                             Common Stock, $.001 par
                         (Title of Class of Securities)



                                   82980K 10 7
                                 (CUSIP Number)


                                  June 9, 1999
             (Date of Event which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                               / / Rule 13d - 1(b)
                               /X/ Rule 13d - 1(c)
                               / / Rule 13d - 1(a)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82980K 10 7

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ida Eggens Kruithof

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)

     / / a
     / / b

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Belgium

NUMBER OF           (5)  SOLE VOTING POWER                6,592,848
SHARES
BENEFICIALLY        (6)  SHARED VOTING POWER                -0-
OWNED BY
EACH                (7)  SOLE DISPOSITIVE                 6,592,848
REPORTING                POWER
PERSON WITH         (8)  SHARED DISPOSITIVE                 -0-
                         POWER

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,592,848

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)

     / /

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.7%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

SCHEDULE 13G

Item 1(a)  Name of Issuer:

     SITEL Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

     111 South Calvert Street
     Suite 1900
     Baltimore, Maryland  21202

Item 2(a)  Name of Person Filing:

     Ida Eggens Kruithof

Item 2(b) Address of Principal Office or, if none, Residence:

     Vivier Hanquet 10
     1390 Grez Doiceau
     Belgium

Item 2(c)  Citizenship:

     Belgium

Item 2(d)  Title of Class of Securities:

     Common Stock, par $.001

Item 2(e)  CUSIP Number:

     82980K 10 7

Item 3 If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

     Not applicable

Item 4(a)  Amount Beneficially Owned:

     6,592,848* shares as of December 31, 1999

     *Includes 4,837,950 shares owned directly and 1,754,898 shares owned through Burmel Holding N.V.

Item 4(b)  Percent of Class:

     9.7% (based on 68,145,828 shares outstanding as of December 31, 1999)


Item 4(c) Number of shares as to which reporting person has:

     (i)  sole power to vote or to direct the vote - 6,592,848

     (ii) shared power to vote or direct the vote -0-

     (iii) sole power to dispose or direct the disposition of - 6,592,848

     (iv) shared power to dispose or direct the disposition of -0-

Item 5  Ownership of Five Percent or Less of a Class:

     Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable

Item 8 Identification and Classification of Members of the Group:

     Not applicable

Item 9  Notice of Dissolution of Group:

     Not applicable

Item 10  Certification:

     Not applicable

                                    SIGNATURE

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     Date: January 28, 2000.




                               /s/ Ida Eggens Kruithof
                               -----------------------------
                               Ida Eggens Kruithof